SUB-ITEM 77C
Submission of matters to a vote of security holders

     (a) A special meeting of the shareholders of the Global Natural Resources Fund, a series of American Century Quantitative Equity Funds, held on September 3, 2002.

(b) N/A

     (c) At the special meeting, shareholders of Global Natural Resources Fund did not approve a proposed Plan of Liquidation to terminate and liquidate the fund. The total number of shareholder votes in favor of the proposal was 13,858,897. The total number of shareholder votes against the proposal was 7,050,371.

(d) N/A